The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

Facsimile: (212) 208-4657

September 25, 2017

VIA EDGAR

United States Securities

   and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed September 7, 2017

File No: 333-220368

Dear Ms. Hayes:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comment number 1 received from the staff (the “Staff”) of the Securities and Exchange Commission in its September 21, 2017 letter addressed to the Company relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently, we have filed Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1”).

Set forth below in italics is comment number 1 from the September 21, 2017 letter from the Staff and immediately following the comment is the Company’s response to that comment.

SEC Comment:

Summary Financial Information, page 12

1.	Your disclosure of the Pro forma net loss per share for the Year Ended December 31, 2016 does not appear to be correct based on your disclosure of shares used in the calculation. Please revise accordingly, or provide us with your calculation.

Adial Reply:

The following sets forth an explanation of the calculation of the Pro forma net loss per share. In addition, the Company has added a new line item, labeled “Pro forma net loss,” to the table on page 12 to assist the reader in understanding the calculation.

United States Securities
   and Exchange Commission

September 25, 2017

According to footnote 2 of the tables provided on page 12, pro forma figures give effect to

“(i) the corporate conversion/reincorporation (including the conversion of the Class B Units issued in July and August 2017); (ii) the debt and accrued interest conversion; (iii) the issuance of 215,879 shares of our common stock to a debt holder, consultants, and employees upon consummation of the offering; (iv) the issuance of warrants to purchase 320,352 shares of our common stock to one consultant and one debtholder upon consummation of the offering; (v) the issuance of 47,775 shares of common stock having a value of $477,750 upon consummation of the offering to our Chairman of the Board, Chief Executive Officer and Chief Operating Officer/Chief Financial Officer in accordance with the terms of our Performance Bonus Plan; (vi) the receipt of $10,000 in cash proceeds from the sale of 9,434 Series B Units (1,755 shares of common stock post-corporate conversion/reincorporation) in July 2017 and the issuance of such Class B Units; and (vii) the receipt of $10,000 in cash proceeds from the sale of 9,434 Series B Units (1,755 shares of common stock post-corporate conversion/reincorporation) in August 2017 and the issuance of such Class B Units.”

Among the effects of the listed events is the recognition of expenses that materially affect the loss for the period in which they are recognized. The pro forma accumulated deficit at June 30, 2017 (disclosed in the table on page 12 labeled “Balance Sheet Data”) is increased from the actual accumulated deficit for June 30, 2017 for the same period by the amount of the total expenses recognized as a result of the events listed in footnote 2. The pro forma net loss per share is calculated by adding these expenses to the actual net loss for December 31, 2016 (disclosed in the summary financial information table on page 12) then dividing the total by the pro forma number of shares outstanding at December 31, 2016. The pro forma net loss for December 31, 2016, and pro forma net loss per share for December 31, 2016 can be derived from the figures disclosed as shown in the table below:

Actual Net Loss - Dec. 31, 2016	$(421,000)
Actual Accumulated Deficit - June 30, 2017	$(10,381,000)
Pro Forma Accumulated Deficit - June 30, 2017	$(14,451,000)
Added Loss to Give Effect to Pro Forma	$(4,070,000)
Pro Forma Net Loss - Dec. 31, 2016	$(4,491,000)
Pro Forma Shares Outstanding	4,062,011
Pro Forma Net Loss Per Share	$(1.11)

United States Securities
   and Exchange Commission

September 25, 2017

As stated above, for clarity, the Company modified that the “Unaudited pro forma net loss per share” table included on page 12 of the Registration Statement to add the line “Pro forma net loss” as shown below. This change will be reflected on page 12 of Amendment No. 1 to the Registration Statement filed herewith.

Unaudited pro forma net loss per share:
Net loss per share, basic and diluted(1)	(0.13)	(0.25)	(0.14)	(0.07)
Weighted average shares, basic and diluted(1)	3,258,002	3,216,009	3,261,112	3,251,838
Pro forma net loss(2)	(4,491,000)		(443,000)
Pro forma net loss per share, basic and diluted(2)	(1.11)		(0.11)
Shares used to calculate pro forma net loss per common share, basic and diluted(2)	4,062,011		4,065,121

* * *

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	William B. Stilley
Chief Executive Officer of ADial Pharmaceuticals, Inc.
Joseph Truluck
Chief Financial Officer of ADial Pharmaceuticals, Inc.